AS FILED WITH THE SECURITIES AND EXCHANGE
                        COMMISSION ON January 10, 2002.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )


                             Kankakee Bancorp, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)
--------------------------------------------------------------------------------

                           Common Stock $.01 Par Value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)
--------------------------------------------------------------------------------

                                   484243-10-0
       ------------------------------------------------------------------

                                 (CUSIP Number)
                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105
                                 (314) 854-4600
               --------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                 January 7, 2002
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

SCHEDULE 13D
---------------------------------------- ---------------------------------------

CUSIP NO.  484243-10-0                                       Page 2 of 5 Pages
--------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           INVESTORS OF AMERICA, LIMITED PARTNERSHIP

---------- ---------------------------------------------------------- ----------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*           (a)   |_|
                                                                      (b)   |X|

---------- ---------------------------------------------------------- ----------

3          SEC USE ONLY

---------- ---------------------------------------------------------- ----------

4          SOURCE OF FUNDS*

           Not Applicable
---------- ---------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO |_| ITEMS 2(d)OR 2(e)

---------- ---------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEVADA
---------- ---------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 105,000
------------------- -------- ---------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
------------------- -------- ---------------------------------------------------
       EACH         9        SOLE DISPOSITIVE POWER
                             105,000
    REPORTING
------------------- -------- ---------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
------------------- -------- ---------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           105,000
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*      |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.6%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                    IV, PN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

     The statement on Schedule 13D filed by the reporting person on January 21, 1993, as amended on June 20, 1994 and June 14, 2000, relating to the Common Stock, par value $0.01 per share (the "Common Stock"), issued by Kankakee Bancorp ("Bancorp"), whose principal executive offices are located at 310 S. Schuyler Avenue, Kankakee, Illinois 60901, is hereby amended as follows:

Item 2. Identity and Background

     There are no changes with respect to this Item.

Item 3. Source and Amount of Funds or Other Consideration

     Not applicable. This amended statement is being filed by Investors to report the disposition of 35,000 shares of Common Stock of Kankakee.

Item 4. Purpose of Transaction

     There are no changes with respect to this Item.

Item 5. Interest in Securities of the Issuer

     (a) The aggregate percentage of shares of Common Stock reported owned by the reporting person is based upon 1,216,358 shares outstanding at November 2, 2001, as indicated in the 10Q for the quarter ending September 30, 2001. As of the close of business on January 9, 2002, Investors beneficially owned 105,000 shares, or approximately 8.63% of such number of shares of Common Stock.

     (b) Investors beneficially owns 105,000 shares of the Common Stock and has the sole power to vote and dispose of such shares.

     (c) All transactions in the shares of Common Stock effected by Investors during the past sixty days are described in Exhibit 5(c) attached hereto. All such shares were sold through a broker/dealer.

     (d-e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  There are no changes with respect to this Item.

Item 7. Material to Be Filed as Exhibits

     Exhibit 5(c) - Transactions in the Common Stock effected during the past sixty days.

                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           INVESTORS OF AMERICA, LIMITED PARTNERSHIP


                           By:  /s/ James F. Dierberg
                               ------------------------------------
                                    James F. Dierberg, President of
                                    First Securities America, Inc.,
                                    General Partner




Date:  January 10, 2002

                                  Exhibit 5(c)


                    INVESTORS OF AMERICA, LIMITED PARTNERSHIP

                   (Transactions Effected Within Past 60 Days)

Identity of                                          Number of        Price per
 Seller                     Date of Sale            Shares Sold         Share
--------                    ------------            -----------       ---------

Investors of America,     January 7, 2002             35,000          $28.2759
Limited Partnership